TSMC Reports Second Quarter EPS of NT$15.36

HSINCHU, Taiwan, R.O.C., Jul. 17, 2025 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$933.79 billion, net income of NT$398.27 billion, and diluted earnings per share of NT$15.36 (US$2.47 per ADR unit) for the second quarter ended June 30, 2025.

Year-over-year, second quarter revenue increased 38.6%, while net income and diluted EPS both increased 60.7%. Compared to first quarter 2025, second quarter results represented a 11.3% increase in revenue and a 10.2% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, second quarter revenue was $30.07 billion, which increased 44.4% year-over-year and increased 17.8% from the previous quarter.

Gross margin for the quarter was 58.6%, operating margin was 49.6%, and net profit margin was 42.7%.

In the second quarter, shipments of 3-nanometer accounted for 24% of total wafer revenue; 5-nanometer accounted for 36%; 7-nanometer accounted for 14%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 74% of total wafer revenue.

“Our business in the second quarter was supported by continued robust AI and HPC-related demand,” said Wendell Huang, Senior VP and Chief Financial Officer of TSMC. “Moving into third quarter 2025, we expect our business to be supported by strong demand for our leading-edge process technologies.”

Based on the Company’s current business outlook, management expects the overall performance for third quarter 2025 to be as follows:

•Revenue is expected to be between US$31.8 billion and US$33.0 billion;

And, based on the exchange rate assumption of 1 US dollar to 29.0 NT dollars,

•Gross profit margin is expected to be between 55.5% and 57.5%;
•Operating profit margin is expected to be between 45.5% and 47.5%.

TSMC’s 2025 second quarter consolidated results:
(Unit: NT$ million, except for EPS)

	2Q25 Amount[a]	2Q24 Amount	YoY Inc. (Dec.) %	1Q25 Amount	QoQ Inc. (Dec.) %
Net sales	933,792	673,510	38.6	839,254	11.3
Gross profit	547,369	358,125	52.8	493,395	10.9
Income from operations	463,423	286,556	61.7	407,081	13.8
Income before tax	493,036	306,311	61.0	430,895	14.4
Net income	398,273	247,845	60.7	361,564	10.2
EPS (NT$)	15.36[b]	9.56[c]	60.7	13.94[b]	10.2
a: 2Q2025 figures have not been approved by Board of Directors
b: Based on 25,929 million weighted average outstanding shares
c: Based on 25,931 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,878 products for 522 customers in 2024 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail:press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.712-6541 Mobile: 886-978-111-503 E-Mail:press@tsmc.com